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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13g

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   Sonus Corp.
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                                (Name of Issuer)

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                    835691106
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                                 (CUSIP Number)

                                  July 30, 2002
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                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 0-23034                       13G                          Page 2 of 5

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    K2 ARBITRAGE FUND, L.P.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A) [_]
                                                                     (B) [_]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

                    ONTARIO, CANADA
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    NUMBER OF       5        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       419,800
     OWNED BY      -------------------------------------------------------------
       EACH         6        SHARED VOTING POWER
    REPORTING
      PERSON                          - 0 -
       WITH        -------------------------------------------------------------
                    7        SOLE DISPOSITIVE POWER

                                      419,800
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                    8        SHARED DISPOSITIVE POWER

                                      - 0 -
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    419,800
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10
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                              (SEE INSTRUCTIONS)

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.0%
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12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    PN
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CUSIP NO. 0-23034                     13G                            Page 3 of 5


ITEM 1(a).  NAME OF ISSUER.

      The name of the Issuer is SONUS CORP. (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      The Issuer's principal executive offices are located at 111 S.W. Fifth Avenue, Suite 1620, Portland, Oregon 97204.

ITEM 2(a).  NAME OF PERSON FILING.

      This statement is being filed on behalf of K2 Arbitrage Fund, L.P. ("K2").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

      The address of the principal business office of K2 is 440 Adelaide West, Toronto, Ontario, M5V 1S7.

ITEM 2(c).  CITIZENSHIP.

      K2 is a citizen of Canada.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

     This statement relates to shares of Common Stock, without par value ("Common Stock") of the Issuer.

ITEM 2(e).  CUSIP NUMBER.

      The CUSIP number for the shares of Common Stock is 835691106.

ITEM 3.     NOT APPLICABLE.

ITEM 4.     OWNERSHIP.

      Pursuant to Rule 13d-3, at the close of business on July 30, 2002, K2 may be deemed to be the beneficial owner of 419,800 shares of the Common Stock, which constitutes approximately 7.0% of the 6,127,228 shares of the Common Stock outstanding at June 10, 2002, according to the Issuer's Quarterly Report on Form 10-Q filed on June 14, 2002 (the "Outstanding Shares"). K2 has the sole power to vote or to direct the vote of 419,800 shares of Common Stock; K2 has the sole power to dispose or to direct the disposition of 419,800 shares of Common Stock.

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CUSIP NO. 0-23034                     13G                            Page 4 of 5

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATIONS.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 0-23034                     13G                            Page 4 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: August 16, 2002


                                     K2 ARBITRAGE FUND, L.P.

                                              By:   K2 GENPAR, INC.
                                              Its:  General Partner


                                                    /s/ Shawn Kimel
                                                    ----------------------------
                                                    Shawn Kimel,
                                                    President and Secretary